UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                                FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                    Commission File Number: 001-15062

                             Time Warner Inc.
         (Exact name of registrant as specified in its charter)

                         One Time Warner Center
                        New York, NY 10019-8016
                            (212) 484-8000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Floating Rate Notes due 2009
                          5.50% Notes due 2011
                          5.875% Notes due 2016
                        6.50% Debentures due 2036
          (Title of each class of securities covered by this Form)

                      Common Stock - $.01 par value
     (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)          |_|
                  Rule 12g-4(a)(2)          |_|
                  Rule 12h-3(b)(1)(i)       |X|
                  Rule 12h-3(b)(1)(ii)      |_|
                  Rule 15d-6                |_|


         Approximate number of holders of record as of the certification or notice date: Less than 300

         Pursuant to the requirements of the Securities Exchange Act of 1934, Time Warner Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   April 24, 2009           Time Warner Inc.


                                 By: /s/ Brenda C. Karickhoff
                                    --------------------------------------
                                    Name:  Brenda C. Karickhoff
                                    Title: Senior Vice President and
                                           Deputy General Counsel